Exhibit 16.1




December 14, 2001



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated December 14, 2001, of Equidyne Corporation and are in agreement with the statements contained in the second through fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,


/s/ Ernst & Young LLP
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Ernst & Young LLP